UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Sennen Resources Ltd.
 (Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English)

Province of British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Liberty Silver Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

N/A
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 16, 2012
(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Liberty Silver Corp., a company governed by the laws of the state of Nevada (the "Offeror"), in connection with an offer to exchange, at the election of each shareholder of Sennen Resources Ltd., ("Sennen"), a company governed by the laws of the Province of British Columbia, 0.28 of a newly issued common share of the Offeror for one share of Sennen, subject, in each case, to pro-ration and rounding as described in the Circular attached hereto as Exhibit 1.1.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1	Offer to purchase all of the outstanding common shares of Sennen Resources Ltd. by Liberty Silver Corp. and Circular dated July 16, 2012
Exhibit 1.2	Form Notice of Offer to Purchase all of the outstanding common shares of Sennen Resources Ltd.
Exhibit 1.3	Form Notice of Guaranteed Delivery Form Letter of Transmittal
Exhibit 1.4	Form Letter of Transmittal

Item 2.	Information Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Circular described in Exhibit 1.1 under the heading “Notice to Sennen Shareholders in the United States”.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2012	Liberty Silver Corp.

	By:	/s/ Manish Z. Kshatriya
Manish Z. Kshatriya
Executive VP & CFO

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